Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

6 August 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Informal Approach

On 3 August 2007 Singapore Petroleum Company Limited (SPC) disclosed a 6.75% shareholding in Cue Energy Resources Limited (Cue or the Company). SPC has informally approached the Company enquiring about the possibility of closer cooperation and integration of each company's exploration and production businesses. No formal proposal or written offer has been received, and we are not aware of SPC's specific intentions.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

3rd August 2007

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Resignation of Director

Mr Lloyd Taylor has resigned as a director of Cue Energy Resources Limited, effective immediately.

The Company wishes him well for the future.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

6 August 2007

END